Baby All Corp.
113 Barksdale Professional Center
Newark, DE 19761

June 6, 2011

By Edgar

Amanda Ravitz
Assistant Director
Securities and Exchange Commission

Re: Baby All Corp.
Registration Statement on Form S-1
Filed April 5, 2011
File No. 333-173302

Dear Ms. Ravitz:

Baby All Corp. (“Baby All”) acknowledges receipt of the letter dated May 2, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the " Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Baby All is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Prospectus Cover Page

1.
Revise the cover page to disclose that there is no minimum number of shares required to be sold and that the proceeds from this offering will not be held in an escrow account. Your revised disclosure should clearly state that the funds will be immediately available to the company and, as such, would be subject to claims by your creditors in a bankruptcy proceeding. Provide similar disclosure in your summary.

Baby All Corp.
113 Barksdale Professional Center
Newark, DE 19761

Response:          Revised.  We have revised the Prospectus Cover Page and the prospectus summary to disclose that there is no minimum number of shares required to be sold and that the proceeds from this offering will be immediately available to us, and, as such, would be subject to claims by our creditors in a bankruptcy proceeding.  Please see the Amended Draft.

Our Company

2.	Please briefly describe the capital needed and the steps remaining in order to begin generating revenue from your planned business.

Response:          Revised.  We have revised the final paragraph in the “Our Company” section on page 5 of the document to disclose that we estimate that we will need approximately $16,000 for our marketing campaign in order to begin generating revenue from our planned business pursuant to our business plan, assuming we enter into a licensing agreement with a third party within 12 months.  As described in the “Use of Proceeds” section of the document, from the net proceeds to be raised in our offering, we plan to allocate up to $16,000 to fund a marketing program, including retaining a marketing specialist to target third parties willing to manufacture, market, and sell a product based on our patented technology.  To begin generating revenue, we need to locate and contract with a third party that is willing, in exchange for a license to our Patent, to pay us an upfront licensing fee and royalties on the sale of products based on our Patent.  Please see the Amended Draft.

3.
Please expand the first paragraph of this section to clarify whether Mrs. Franchi is the inventor of the patented technology. Also, please describe for us, with a view to disclosure, the inventor's experience in developing patents.

Response:          Revised.  We have expanded the first paragraph of this section to clarify that Mrs. Franchi is the inventor of the patented technology.  We do not know whether Mrs. Franchi has any experience in developing patents or in developing products based on or embodying her inventions.  Accordingly, we have added new Risk Factor No. 18 to the document.  Please see the Amended Draft.

4.	Please describe for us, with a view to disclosure, the processes and costs associated with the design and patenting of your technology to date.

Response:          Revised.  We were not involved in the design and patenting process for the patented technology, and we have not incurred any costs associated with the design and patenting of the technology.  The only costs we have incurred to date have been the costs associated with our acquisition of the patent from the inventor, which amounted to $5,000 to purchase the patent and $2,500 in related legal fees.  Please see the Amended Draft.

5.	Please tell us, with a view to disclosure, the basis for your statement in the second sentence of this section that your "technology has the potential to be adopted as a standard in all homes."

Response:          Revised.  We have deleted this statement from the document.  Please see the Amended Draft.

Baby All Corp.
113 Barksdale Professional Center
Newark, DE 19761

6.
We note the disclosure in the first risk factor on page 10. Please expand this section to prominently disclose that you will rely on third parties to develop, manufacture and market your proposed product.

Response:          Revised.  We have revised the “Our Company” section to prominently disclose that we will rely on third parties to develop, manufacture and market our proposed product.   In addition, we have revised Risk Factor No. 8 on page 10 of the document to prominently disclose that we will rely on third parties to develop, manufacture, and market our proposed product.  Please see the Amended Draft.

7.
Please expand this section to disclose your losses, assets, and liabilities.  Also, clarify whether you currently have or expect to generate in this offering sufficient resources to repay your liabilities. We note the disclosure in the fifth paragraph on page 20.

Response:          Revised.  We have revised the final paragraph of the “Our Company” section of the document to disclose our liabilities and that we do not expect to generate in this offering sufficient resources to repay all of our liabilities.  In addition, we have revised the “Offering” section to include similar additional disclosure.  Please see the Amended Draft.

8.	We note the disclosure in the second paragraph on page 28. Please disclose the primary market in which you plan to sell your product.

Response:          Revised.  We have revised the document to include additional disclosure that the United States is the primary market in which we expect our licensees to sell our product.  Please see the Amended Draft.

The Offering, page 6

9.	We note the disclosure in the first paragraph on page 20. Please expand this section to disclose that you may need to cease operations if you do not raise proceeds of at least $30,000.

Response:           Revised.  We have revised our disclosure on page 6 of the document to disclose that we may need to cease operations if we do not raise net proceeds of at least $40,000.  Please see the Amended Draft.

Selected Summary Financial Data, page 7

10.
We note your references to incorporation dates November 29, 2010 on page 5 and December 1, 2010 on page F-7. Additionally, we see that your selected summary financial data indicates an inception date of November 29, 2010 while your audited financial statements indicate inception date of December 1, 2010. Please revise your filing to be consistent throughout.

Response:          Revised.  The document has been revised to state that we filed our certificate of incorporation with the State of Delaware on November 30th, 2010.  Please see the Amended Draft.

Baby All Corp.
113 Barksdale Professional Center
Newark, DE 19761

11.	Please round your loss per common share here and throughout your document to the nearest whole cent.

Response:          Revised.  We have revised the document to round our loss per common share to 0.  Please see the Amended Draft.

We do not have sufficient cash to fund our operating expenses, page 8

12.	Please quantify the funding you expect to require in the near and long term.

Response:           Revised.  We will seek to raise an additional $100,000 after this offering to further fund our projected working capital needs in the near term.  Long term funding requirements will depend on how successful we are in meeting our goals over the next 12 months, including whether we enter into any third party licensing agreements for the licensing of our Patent.  Please see the Amended Draft.

There is no established public market for our stock, page 14

13.	Please tell us why you do not disclose in this section the market mentioned in the second paragraph on page 28.

Response:          Risk Factor No. 23 on page 14 refers to the absence of an established public market for our shares.  The second paragraph on page 28 refers to the initial selling efforts of our officers and Directors who will be selling the shares offered in the registration statement.  We do not believe that the initial sale of shares pursuant to our registration statement will evidence the existence of an established public market.

14.	With a view toward disclosure, please tell us whether your shares are eligible to be resold in any states.

Response: Revised.  We have revised the document to include new Risk Factor No. 24 as follows:

“If you purchase shares of our common stock sold in this offering, you may not be able to resell the shares in any state unless and until the shares of our common stock are qualified for secondary trading under the applicable securities laws of such state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state.  Thirty-three states have what is commonly referred to as a “manual exemption” for secondary trading of securities such as those to be resold by selling stockholders under this registration statement.  In these states, so long as the issuer obtains and maintains a listing in Mergent, Inc. or Standard and Poor’s Corporate Manual, secondary trading of common stock can occur without any filing, review or approval by state regulatory authorities in these states.  These states are:  Alaska, Arizona, Arkansas, Colorado, Connecticut, District of Columbia, Florida, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia, and Wyoming.  Ten states provide for an exemption for non-issuer transactions in outstanding securities effected through a registered broker-dealer when the securities have been subject to registration under Section 12 of the Securities Exchange Act of 1934 for at least 90 days (180 days in Alabama).  These states are:  Alabama, Colorado, District of Columbia, Illinois, Kansas, Missouri, New Jersey, New Mexico, Oklahoma, and Rhode Island.

Baby All Corp.
113 Barksdale Professional Center
Newark, DE 19761

We currently do not intend to register or qualify our stock in any state or seek coverage in one of the recognized securities manuals.  Because the shares of our common stock registered hereunder have not been registered for resale under the blue sky laws of any state, and we have no current plans to register or qualify our shares in any state, the holders of such shares and persons who desire to purchase such shares in any trading market that might develop in the future should be aware that there may be significant state blue sky restrictions upon the ability of investors to purchase and sell such shares.  In this regard, each state's statutes and regulations must be reviewed before engaging in any securities sales activities in a state to determine what is permitted, or not permitted, in a particular state.  Nevertheless, we do intend to file a Form 8-A promptly after this registration statement becomes effective, thereby subjecting our stock registered hereunder to registration under Section 12 of the Securities Exchange Act of 1934.  Furthermore, even in those states that do not require registration or qualification for the resale of registered securities, such states may require the filing of notices or place additional conditions on the availability of exemptions.  Accordingly, since many states continue to restrict the resale of securities that have not been qualified for resale, investors should consider any potential secondary market for our securities to be a limited one.

In addition, at this time we do not know in which states, if any, we will be selling the offered securities or whether our securities will be registered or exempt from registration under the laws of such state. Our officers and Directors, reside outside of the United States, and initially intend to sell the offered securities to foreign investors. Should they be unsuccessful in selling all of the offered securities to foreign investors, they may seek to locate investors in the United States, in which case, we will then address all applicable state law registration requirements. In addition, in connection with our intent to have our securities listed on the OTCBB, a determination regarding state law registration requirements will be made in conjunction with those market makers, if any, who agree to serve as market makers for our common stock. We have not yet applied to have our securities registered in any state, and we will not do so until we receive expressions of interest from investors resident in specific states after they have reviewed our Registration Statement. We will comply with the relevant blue-sky laws of any state in which we decide to sell our securities.”

Use of Proceeds, page 14

15.	Revise the third paragraph on page 15 to clarify that you will file a pre-effective amendment to reflect any changes in the proposed use of proceeds from this offering.

Response:           Revised. We have revised the third paragraph on page 15 of the document to clarify that we will file a pre-effective amendment to reflect any changes in the proposed use of proceeds from this offering. Please see the Amended Draft.

Our Business, page 16

16.	Please disclose, if applicable, the extent to which your product or business is subject to any material government regulations in the United States and Israel.

Response:          Revised. We have revised the Business section on page 18 of the document to disclose government regulations in the United States that materially affect the sale of a product based on our Patent. Please see the Amended Draft.

Baby All Corp.
113 Barksdale Professional Center
Newark, DE 19761

17.	Please clarify how your product differs from the products of your competitors in the industry.

Response:           Revised.  We have revised the document to include additional disclosure clarifying that we are not aware of any products currently in the market that prevent the administration of incorrect dosages of liquid medication to infants.  Our proposed product differs in that it is designed to prevent the administration of incorrect dosages of liquid medicine.  Please see the Amended Draft.

Research and Development, page 18

18.	To the extent you have incurred no research and developments costs, please revise accordingly.

Response:          Revised.  We have revised the Research and Development section to amend our disclosure to reflect that to the date of this response we have not incurred research and development costs. Please see the Amended Draft.

19.	Please revise the biography of Ms. Schwartz to clarify whether she received a master's degree.

Response:          Revised.  We have revised the biography to disclose that Ms. Schwartz has not received a master’s degree in Biblical Science and History. Ms. Schwartz is currently working on her thesis for her MA.  Please see the Amended Draft.

Certain Relationships and Related Transactions, page 25

20.	Please expand the fourth paragraph of this section to disclose when you received the loans from Ms. Schwartz and Ms. Shalom.

Response:          Revised. We have revised the Certain Relationships and Related Transactions section to include the dates when our two officers and Directors provided us with the loans.  Please see the Amended Draft.

21.	Please disclose the portion of the loans used to acquire the patent.

Response:          Revised. We have revised the Certain Relationships and Related Transactions section of the document to amend our disclosure to reflect that $7,500 of the loan amounts provided by our two officers and Directors were used to acquire the patent ($5,000 for the Patent and $2,500 for associated legal fees). Please see the Amended Draft.

22.	Please show the effect of this offering on the percentages set forth in the table.

Response:           Revised.  We have revised the document to show the effect of this offering on the percentages set forth in the table.  Please see the Amended Draft.

Our Common Stock, page 26

Baby All Corp.
113 Barksdale Professional Center
Newark, DE 19761

23.	Please disclose the date on which your outstanding securities could be sold pursuant to Rule 144.

Response:          Revised.  We have revised our disclosure to disclose the date our outstanding securities can be sold pursuant to Rule 144.  These securities were purchased by affiliates on December 1, 2010 and therefore we have revised our disclosure as follows:

“As of the date of this prospectus, there are two (2) stockholders of record holding a total of 3,000,000 shares of our common stock.  All of our issued shares of common stock are "restricted securities", as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act.  All of these 3,000,000 shares are held by our “affiliates”, as such term is defined in Rule 144, and as long as the Company is a non-reporting issuer may be sold in the public market commencing one year after their acquisition (i.e., December 1, 2011), subject to the availability of current public information, volume restrictions, and certain restrictions on the manner of sale.  If the Company becomes a reporting issuer, the holding period is reduced to six months, but the other restrictions remain in place.   Since we have not commenced operations and we have nominal operations and nominal non-cash assets, we are considered an issuer with no or nominal operations and no or nominal non-cash assets, and Rule 144(i) applies to us. Therefore, our stockholders holding unregistered shares will be unable to use Rule 144 to resell their stock until at least 12 months after we have operations and more than nominal assets.”

24.	Please describe the circumstances under which you can make calls and assessments on your stock as mentioned Article X Section 6 of your exhibit 3.2 to your registration statement.

Response:          We can hold shareholders liable for calls on partly paid shares in accordance with Delaware General Corporations Law §156.

Offering Periods and Expiration Date, page 28

25.	Please expand this section to discuss your ability to reject subscriptions.

Response:          Revised.  We have expanded this section of the document to discuss our ability to reject subscriptions.  Please see the Amended Draft.

Financial Statements, page F-1

26.	Please update your financial statements when required by Rule 8-08 of Regulation S-X.

Response:          Revised.  We have filed with the Amended Draft audited financials as of March 31, 2011.

Note 3, Patent, page F-10

27.	Please disclose why you elected to expense the patent acquired from a third party.

Response:          In accordance with US GAAP, an intangible asset that is acquired for a particular use for a certain project and /or for further development, and which has no future alternative use other than for product development and/or enhancement, is expensed rather than capitalized.  Since the patent/intangible asset was acquired explicitly for further development through the licensing of the patent to third parties to develop, market and sell products based on the patent, we have elected to expense the patent.

Baby All Corp.
113 Barksdale Professional Center
Newark, DE 19761

Exhibit 23.1

28.	Please include a currently dated and signed consent from your independent auditors with your next amendment.

Response:  Revised.  We have filed with the Amended Draft a currently dated and signed consent from our independent registered auditors.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: + 972-2-641-5008.

Sincerely,

Efrat Schwartz, President and Director
Baby All Corp.

VIA EDGAR
cc:           Tom Jones, Securities and Exchange Commission, Division of Corporation Finance - Edgar